Filed by Alpha Industries, Inc.


                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                               Commission File Number: 001-05560


Subject Company: Alpha Industries, Inc.


On May 3, 2002, Alpha Industries filed a registration statement with the SEC containing a preliminary proxy statement/prospectus-information statement regarding the proposed merger of Conexant Systems Inc.'s wireless business with Alpha. Investors and security holders of Alpha are urged to read the preliminary proxy statement/prospectus-information statement and the definitive proxy statement/prospectus-information statement when it becomes available and any other relevant documents filed by Alpha with the SEC regarding the proposed merger because they contain, or will contain, important information about Alpha, Conexant's wireless business and the merger. The definitive proxy statement/prospectus-information statement will be sent to Alpha shareholders seeking shareholder approval of the proposed merger. Investors and security holders of Alpha may obtain a free copy of the preliminary proxy statement/prospectus-information statement, the definitive proxy statement/prospectus-information statement and any other relevant materials regarding the proposed merger (when they become available), and other documents filed by Alpha with the SEC at the SEC's web site at www.sec.gov. The documents regarding the proposed merger and such other documents may also be obtained free of charge from Alpha by directing such request to Alpha Industries, Inc., Attn: Paul E. Vincent, 20 Sylvan Road, Woburn, MA, 01801.


Alpha Industries and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Alpha Industries' shareholders. A list of the names of the directors and executive officers and descriptions of their interests in Alpha Industries is contained in Alpha Industries' proxy statement dated July 30, 2001, which is filed with the SEC and will also be included in future proxy statements filed with the SEC. Shareholders may obtain additional information about the interest of the directors and executive officers in this transaction by reading the proxy statement/prospectus when it is available.


THE FOLLOWING IS THE TRANSCRIPT OF A CONFERENCE CALL WITH ANALYSTS AND OTHERS HELD ON APRIL 30, 2002


                           ALPHA INDUSTRIES, INC.

                          Moderator: David Aldrich
                               April 30, 2002
                                 4:15 pm CT



Operator:             Good day and welcome to the Alpha Industries Fourth
                      Quarter Fiscal Year 2002 Earnings Announcement
                      Conference Call. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over the Chief Executive
                      Officer, Mr. David Aldrich. Please go ahead sir.

David Aldrich:        Thank you and good afternoon. Thank you for joining
                      our Q4 fiscal year 2002 earnings conference call.
                      During this call we will be addressing our fourth quarter results. We'll talk about recent design wins and order activity. We'll talk about our current outlook and guidance going forward and we'll provide some color and update on our pending merger with Conexant Systems Wireless Business.

                      The format will be similar to prior calls. I'm being joined by Paul Vincent, our Chief Financial Officer. He'll give a financial update and then we'll take your questions. But before we start, Paul please read the safe harbor.

Paul Vincent:         Thanks Dave and welcome everyone. Today's conference
                      call will contain statements which do not relate strictly to historical or current facts and which reflect our intentions and expectations as of today, April 30, 2002. These forward-looking statements are inherently subject to risk and uncertainty. We caution you not to inappropriately rely on them.

                      Alpha's actual results and future events may differ from those anticipated in our comments because of various factors including but limited to the following. Variations in projected sales, earnings, losses, expenses and other financial results, the magnitude, mix and timing of orders and shipments and our ability to accurately predict them.

                      The timing and success of new product development and product marketing for both Alpha and for our customers. The success of our critical supply and product relationships, variations in our strategic direction, operating plans and financial model, the timing and extent of recovery in our markets, and market development's competitive pressures and changes in economic conditions that vary from our expectations.

                      As well additional factors relate to our proposed merger with the wireless communication business of Conexant Systems. These factors include the expected costs, benefits, and timing of the merger, and our ability to successfully integrate the merged businesses, operations, personnel and customers. Additional information and risk factors are included in our periodic reports filed with the SEC, including our form 10-K for fiscal year 2001.

                      This fiscal year forms 10-Q and in the preliminary proxy statement we file and our registration statement on form S-4/A on April 16, 2002. Copies may be obtained by contacting us or the SEC. Please note that we do not intend to update or revise these comments to reflect changes in our expectation or in facts or circumstances on which our comments may be based. Dave?

David Aldrich:        Okay, thank you Paul. Let me start with some
                      highlights. We met our earlier guidance. That was the guidance that we provided to you during our March 28 conference call. Our sales were just north of $28 million. Our loss before loss per share before merger expenses was $0.12. Our research and development was just under $10 million and our book to bill was slightly greater than one.

                      As you all are well aware March was a seasonally weak quarter for the industry and as we discussed during our last call, Alpha's been designed into several new phone platforms with our power amplifiers and our RF front-end modules. However the production ramp of these products did not contribute significantly to revenue in the March quarter.

                      Coupled with the slow down in wireless infrastructure which we also discussed we revised our guidance during that call. So where are we today? Well as we presented it in March the power amplifier contract that slipped out of the quarter are beginning to ramp as we speak.

                      These contracts will continue to ramp and accelerate throughout the summer months and into the back end of the year. In addition and we're quite pleased that we were just awarded a production order for our newest CDMA gas switch component from Samsung. This is on a very high volume CDMA phone platform and we have production is beginning in June.

                      The net effect is that we're projecting sequential improvement in our top line results for the June quarter of between 8-12% and the products and orders contributing to this increase will continue to ramp beyond June and in fact on into next year. I'd like to run down a few of the highlights; we've had several announcements during the quarter.

                      During the quarter however, before I get to that, we've maintained an aggressive R&D investment posture. We've been spending nearly 30% of sales to design new products and address new opportunities and we've remained absolutely uncompromising with respect to this strategy. This commitment to positioning Alpha for the future resulted in several announcements and they include first the completion of our acquisition with Aimta.

                      Aimta is a developer of Low-cost, Low-temperature Co-fired Ceramics, LTCC. LTCC is providing us with the required technology to differentiate Alpha with lower module costs at our higher level of integration than our competitors. In addition we received two design wins for switch built modules incorporating Aimta's LTCC technology.

                      One is included in the CDMA wireless handset with GPS capability and the second is an 802.11 LAN application. During the quarter we also received an order for our quad-band, our quad-band InGaP power amplifier module. This module's been designed into a new handset being introduced in 2002 by our largest handset customer.

                      And finally we were just awarded pre-production orders for our new transmit chain, our TX module. This module incorporates our dual-band HBT, InGaP HBT power amplifier, a silicon A6PA controller, a PHEMT gap switch, a band-pass filter, a gallium arsenide directional detector and switch controller, along with discreet semiconductors.

                      We believe that this is the most highly integrated RF front-end in the world today. So as these events indicate despite the 2002 market we continued to execute and deliver an aggressive product roadmap and we've introduced what we feel is a very exciting line-up of these module based products and we expect payback to begin this quarter and beyond.

                      Finally and perhaps most significantly, given that we are moving very quickly to complete the merger with Conexants Wireless Business, I will provide more information and commentary on our progress to date after Paul provides a financial update. Paul?

Paul Vincent:         Thanks Dave. I will begin by briefly commenting on
                      Alpha's overall financial performance and noteworthy events for the fiscal year ending March 31, 2002. I will then review the specific financial results for the fourth quarter, which met the revised top line and bottom line guidance provided in March.

                      And then I will comment on the financial outlook for June. In my comments, reviews and comparisons I will exclude the charges and expenses related to the acquisition of Aimta and the pending merger with the Conexants Wireless Business.

                      Fiscal 2002 was a challenging year as Dave has indicated as the economic downturn continued throughout the fiscal. Demand and therefore sales for our products in our targeted market wireless and broadband decline 58% resulting in net sales for the year of $126 million. To minimize the impact of lower sales we reduced our quarterly breakeven from approximately $54 million to $40 million or 25%.

                      The lower cost structure was achieved while increasing our investment in process and product development in response to our customer's requirements for more integrated solutions. Operating and net results declined by $67 million and $47 million respectively as compared with last year. Net loss for the fiscal 2002 was $14 million or $0.31 per share.

                      In December we announced an agreement to merge Conexant Wireless Business with Alpha. We believe that by combining the wireless technology and product portfolio of the two companies, the new entity will be uniquely positioned to drive the evolution of RF integration and complete semiconductor system solution for mobile communication application.

                      During the March quarter we made significant progress in completing the regulatory filings and requirements. We expect to close the merger in the current quarter. In preparation more than 100 employees are participating and planning the integration, reviewing all aspects of our investment strategy, sales channel and cost structure. We will provide details about our strategic direction and financial models as we complete the regulatory requirements.

                      In March as Dave had indicated we finalized the acquisition of Aimta, Inc., a developer of Low-Temperature, Co-fired Ceramics, or LTCC. LTCC is an enabling technology allowing our customers to reduce design lead-time, enhance functionality, and shorten time to market. We have recently announced design wins for March orders incorporating this technology.

                      Now for the specific Q4 results, sales for the quarter were $28.2 million. Order delays for power amplifiers late in the quarter combined with continued weakness for the wireless infrastructure products were the primary factors contributing to the sequential sales decline. Gross margin for the quarter was 22.4% versus 33.7% last quarter due to lower sales on a relatively fixed cost.

                      R&D for the quarter was $9.8 million or 34.8% of sales, up slightly from last quarter. We have maintained our R&D spending to meet our customer's changing product requirements to more integrated solutions. SG&A for the quarter was $5.7 million or 20.1% of sales, essentially flat for last quarter. As a result operating loss was $9.2 million in line with revised guidance.

                      Turning to our financial outlook we are projecting sales to increase 8-12% sequentially on the strength of our production order and design wins mainly for handset application. Based on the current cost structure we expect sequential improvement in gross margin of 400-400 basis points and operating expenses to be consistent with last quarter's spending.

                      Net interest and other income is forecasted to be approximately $700K given the current level, not current investment level, and lower interest rates on maturing and reinvested cash investments. Based on the foregoing factors and maintaining an effective tax rate of 33%, the loss per share for the June quarter is expected to be $0.09 - $0.10.

                      I will now comment on our financial position. At the end of March we had cash and short-term investments of approximately $114 million with minimal debt. During the quarter we used cash of approximately $15 million, the primary uses being the pre-tax loss before adjustments of $8.2 million as there was no cash benefit to the tax credit and the Aimta acquisition which was procured by cash of $7 million.

                      Cap-ex for the quarter was $8.1 million and depreciation of $5.3 million for net cap-ex of 2.7, which was offset by a $2.7 million reduction in working capital. Receivables declined by 2.6 million. Payables increased by 2.1 offset by inventory increases of $2 million.

                      Finally for those of you who track the two operating segments I will summarize the quarter four actual results. For semiconductors, sales for the quarter were $22.8 million. Gross margin was 4.6 million or 20.1%, and operating loss was 9.1 million. For the ceramics segment sales were $5.4 million, gross profit was 1.7 or 31.9% and the operating loss was 110K.

                      In summary we met our revised guidance, we expect sequential revenue growth and improved operating results in the June quarter. I will now turn it back to Dave for more in-depth comments on the current outlook and market dynamics as well as the update on the impending merger with the Conexant Wireless Business. Dave?

David Aldrich:        Thank you Paul. Okay, at this point I'd like to
                      discuss some of our recent accomplishments in a bit more detail. I'll comment on our competitive positions and I'll end with some details on our merger with Conexants. And as I mentioned before as we announced during the quarter, we completed the acquisition of Aimta.

                      Aimta brings LTCC to our technology line-up, and LTCC or Low-Temperature, Co-fired Ceramics is essentially a design and production platform for packaging and integrating multi-chip modules. The advantage that this essentially offers to our customers includes a much smaller footprint, the high-Q ceramic you can shrink it, lower cost since many of the passes, filters and discreets are essentially imbedded or included if you will in the ceramic sub-straight.

                      These modules will be produced in Taiwan initially and subsequently China using a volume production line dedicated to Alpha as part of the acquisition agreement. And during the quarter we received our first design wins for switch built modules including this technology. This includes a module that's been included in the CDMA handset with GPS capability and modules for 802.11 chip set.

                      In addition we received qualifications orders for Alpha's new transmit chain module. Now this module as I mentioned we believe is the most highly integrated RF front-end in the world and it has our PA controller switch detector and discreet semiconductors.

                      In addition we just received, and we previously have not announced this, we received a volume contract from Samsung on a new CDMA phone. This is A very high volume runner and we're quite excited about this because this OEM is taking market share and has been a target of ours for quite some time. In addition during the quarter we received volume orders for our quad-band power amplifier.

                      This is a new amplifier designed for us as part of our Alpha's AP137 series and it's being introduced into two phones during the second half of this year. These are GSM and GPRS related platforms. Our market share for power amplifiers with this customer, Motorola, when we include the previously announced tri-band modules and the IC based product, has increased dramatically for the second half of this year and going into 2003.

                      I must say that I'm really quite pleased with the performance of these PA modules. We started with the AP134 tri-band family and our performance quite frankly exceeded our expectations as we generated greater than 90% final yield. Our module production teams in conjunction with our packaging and test people delivered the product on time and on budget.

                      And we feel it's a great start to an important product family for us. When we couple these modules with our leadership in gas switches and now our proprietary LTCC capability, we've been able to introduce a family of products to provide our customers with very high RF performance in a miniaturized or small footprint with lower overall product cost for the solution. And we're quite pleased that many of our customer agree and we're beginning to be awarded design wins on the newest platforms.

                      I'd like to turn for a moment to our infrastructure business. As we outlined during our March call we've seen service providers push out orders with our customers, our OEM customers, as they delay capital expenditure initiatives. And while this business continues to face a low visibility, we have some cause for optimism driven by our position with the leaders and I'll comment on a couple.

                      We completed our annual negotiations with Ericsson a couple of months ago. They went very well. We've increased our share with Ericsson. Ericsson's our number two customer. We've seen pockets of increased demand for their 1900 MHz GSM based stations for the U.S. market, people like Cingular and AT&T. and with the 1800 European GSM edge system scheduled for Q2 and Q3. We have very high content on these platforms with forecasted demand later in the year.

                      We're also quite pleased that Samsung, now also a handset customer, has been and is a large base station customer of ours. This has given us increased penetration of the CDMA base station market both in the United States and in China. And our business with Nokia, Lucent, Nortel, and others, while lower than expected remains quite strong in terms of our market share and positioning.

                      In fact our position on the latest redesign 2G systems as well as 2 1/2 and 3G architecture significantly exceeds our content and older designs with each of these customers. Infrastructure will be a contributor to our business as 2G networks are retrofitted and upgraded and 2 1/2 and 3G networks are deployed though the exact timing is obviously the subject of considerable debate.

                      Okay, let me try to give some more details on our pending merger with Conexant. It's obviously something that we've been quite involved with for the last few months. On December 17 we announced the signing of our definitive agreement and the intent and our message is that we are launching a business that creates a world leader in wireless semiconductors. By combining forces we will have created a company with the top cellular phone OEMs as our top customers, Samsung, Nokia, Motorola.

                      We have a quite complementary with almost no overlap RF product portfolio to address everything from switch and filter products and multi-chip PA modules to highly integrated transmit and receive products. In addition we deliver comprehensive GSM, 2 1/2G GPRS, solutions including the complete radio, base stand processing, protocol stack, and user interface software.

                      So we have a process and product breadth that really is quite unparalleled in the industry. Now since the announcement we've assigned more than 100 people from both companies to the integration and optimization of our systems, our sales channel, our organization, and our operations. Our business teams of these integration groups are making a lot of progress towards a successful launch later in the quarter.

                      I'll tell you my observations to date are firstly that we see and we continue to see more opportunities for top line growth. Our customers on both sides have received the news very positively. We see opportunities for cross selling and opportunities to truly integrate our truly unique product breadth to satisfy our customer's road maps. The combination of these factors gives us a great deal of confidence in our ability to accelerate our combined top line growth.

                      And as an example the recent win with Samsung for our gas switches, this customer seems very eager to engage us, likes the road map of our combined products. In addition we see numerous opportunities to insert Conexant CDMA PAs where they have quite a leadership position into sockets with our top customers.

                      We are finalizing specific action plans to reduce our product costs and to lower our overall breakeven point. We are aggressively pursuing synergies that will provide us with the product cost advantage and enhance our margins.

                      Our current models indicate that as we stated during our merger announcement, our conference call, and our road show, the combined business will be profitable at $150 million per quarter. However we intend to lower our breakeven point below that level so we will be well positioned to meet our financial objectives.

                      Our combined revenue guidance, that is for Conexant Wireless Business and Alpha in the June quarter is in excess of $130 million. And given the seasonally high back end of the year and the products that both companies plan to ramp in the upcoming quarters, we are confidant in our ability to deliver strong results to you our shareowners.

                      We'll be communicating our progress and more details going forward. We look forward to getting the merger behind us and providing these details on initiatives and our operating financial plans as we close the transaction. Silvia I'd like to turn this over to questions.

Operator:             Thank you, today's question and answer session will
                      be conducted electronically. To ask a question please press star 1 at this time. We will take as many questions as time permits and proceed in the order that you signal us. Once again please press star 1 at this time and we'll pause a moment to assemble the roster. And we'll take our first question from Mark
                      Roberts of Wachovia Security.

Mark Roberts:         Thank you, good afternoon. Could you give us a
                      breakdown of revenues? What percentage came from switches, what percentage came from power amps?

David Aldrich:        We really don't provide that kind of detail.

Mark Roberts:         Okay, even generally in terms of kind of broad
                      percentages.

David Aldrich:        Well I'll say that we have mentioned in the past that
                      power amplifiers have been growing faster than our switches. We have a much greater market share in the switch market. And our power amplifiers are, let's see, roughly equal, perhaps not quite equal to our switch business.

Mark Roberts:         Okay and then second question, Conexants Wireless
                      gross margins appear to be considerably below yours.
                      When the two businesses are merged, what are - are there specific cost items that we should think about that you're intending to eliminate or ways that your synergies that you're expecting to get that are going to bring the combined gross margin closer to your, excluding Conexant?

David Aldrich:        I'm glad you added that. There's only going to be one
                      gross margin. Well, I'll start with the cost side.
                      There's truly nothing that's off the table, so our integration teams are looking at all aspects of our logistics, they're looking at our combined cost structure with respect to how we assemble test product. We're looking at our labor costs, our fixed costs and quite frankly there's nothing off the table. So we are developing those detailed plans as we speak and there will be synergies there.

                      And on the top line perspective we're really quite impressed by how relevant the products are to our customers when we combine them. And as we look towards our ability to offer our customers more than our competitors quite frankly we see an opportunity to accelerate top line growth with compelling products and with our ability to leverage our respective sales channels.

Mark Roberts:         Okay, thank you.

David Aldrich:        You're welcome.

Operator:             We'll hear now from Joseph To of Lehman Brothers.

Joseph To:            Hi guys, just a couple of quick questions in terms of
                      your largest customers, Motorola and Ericsson. Can you give a percentage of revenue for each customer during the quarter?

Paul Vincent:         Yeah during the quarter, Joe, this is Paul, the
                      Motorola was about 27% of total revenue and Ericsson was just shy of 10%.

Joseph To:            Okay, and then just in terms of - maybe you can give
                      a rough ballpark answer in terms of the mix in the March quarter infrastructure versus handsets. Could you possibly give that?

Paul Vincent:         Let me look here - handsets were about 50% of the
                      total, and infrastructure was somewhere about 15% of the total.

Joseph To:            That was 1,5?

Paul Vincent:         That's correct.

Joseph To:            Is that going to change in the June quarter? Will
                      percentage in infrastructure increase or will handsets increase?

Paul Vincent:         We expect that the handset will definitely dominate
                      in the upcoming quarter. Infrastructure is still an unknown. Our expectation would be is that on a dollar basis that it would remain relatively consistent, if not grow slightly.

Joseph To:            Okay thanks a lot guys.

Paul Vincent:         Thanks.

Operator:             And we hear now from Sam May of Piper Jaffray.

Sam May: Hi good afternoon. Dave on the switch business, can you talk a little bit about the competitive environment for the switch business and how that has changed or evolved over the past year for Alpha? Who you are seeing and where the competition has changed over the past year?

David Aldrich:        Yeah I think it hasn't. What's been remarkable about
                      it is how little it's changed. The companies that provide gas, compelling gas solutions, that is really competitive gas solutions are using PHEMT in their front, primarily in Sony and NEC and Maycom Tyco. We feel we've got about 40% share of that market. We've increased our share with our top customers recently because those are moving from single gap chip in a box into more highly integrated solutions and we have the technology to bolt around if you will the switch.

                      We've seen no one enter the switch market that I would say has any more than very low single digit share. We've also seen our share with respect to both Sony and Tyco increase, and I think that's more focus issue so we've seen ourselves from a technological point of view distancing ourselves from those two competitors and really there's nobody new to speak of.

Sam May: And are you - are there any technology transitions that are being undertaken in any of the handset manufacturers that are avoiding the need to a gas based switch?

David Aldrich:        Well we're seeing the gas switch being incorporated
                      into really two areas. In the TX module that I referred to where you really have the entire transmit chain, band-pass filter, front-end switch, amplifier, that switch is being incorporated into the module, and a couple of customers now are actually doing that as we speak. And we've got more that are very interested in their products.

                      So it's still a multi-throw PHEMT gas switch but it's incorporated in TX. The other emerging trend is taking the gas switch and incorporating it with filter technology wrapped around a LTCC multi-layer sub-straight and that creates, if you will, a receive front-end module. So you come from the switch, the front filter, perhaps a band-pass filter and it may or may not include soft filters.

                      Today none of our customers seem to want the soft filter but that's an option that we offer.

Sam May: Okay, and final question, on the base - on the infrastructure side on the base station, what's the average dollar content that Alpha gets out of a base station platform and does it differ much from TDMA to CDMA to GSM platform?

David Aldrich:        It doesn't differ much by air-interface standard.
                      Recently the content has gone from in the tens of dollar range to as high as close to - and it depends on what we have Sam, but we've got a lot of product that address that market. Let's just say tens of dollars.

                      We have significantly more content, let's call $20 - $30 more when there's an MCPA or a multi-channel or a highly linear power amplifier involved because then there are ceramic delay line filters. And there are widgets that we call (beckter) modulators and modules that increase the performance of that feedback loop and provide greater linearity to the PA. So if it's got an MCPA we've got quite a bit more content today.

Sam May:              Great thanks.

David Aldrich:        You're welcome.

Operator:             And we'll hear now from Jeremy Bunting of Thomas
                      Weisel Partners.

Jeremy Bunting:       Thanks very much. Would the expectations for the June
                      quarter including the PA modules, which you refer to in your pre-announcement, have been delayed?

David Aldrich:        Well, the - as we refer to in the June quarter,
                      Jeremy, we saw those modules delayed into - there were two of them, and one was in the May - June timeframe and the other the June - July. So say May -
                      July and we see that is exactly what's happening. So it looks like they'll be ramping in May and June.
                      That gives us an up-tick in our power amplifier business. That's providing most of the growth, sequential growth quarter over quarter.

                      We'll get some of that switch business late in the quarter, so it'll be a bigger contributor next quarter. And the new quad-band design and the TX module is a summer event.

Jeremy Bunting:       Okay, your answers were helpful, thank you. And Dave,
                      congratulations on the first win with the LTCC switch filter module. I was wondering if you could comment on, what is the relative ASP for that part, relative to say a switch or relative to say a jewel band VA module?

David Aldrich:        Well, relative, let's assume it's that front-end
                      module. If it's just the switches, the switch and the filter...

Jeremy Bunting:       Yeah, right.

David Aldrich:        If it's just the switch or the filter, it's around a
                      dollar to a dollar and a half. If you take the transmit module now you take your power amplifier and include the switch it gets up to about $3.50 for just that TX module. So compared to a gas switch which was perhaps a half dollar, a power amplifier module which is perhaps $2 - $2.50, an LTCC front-end is perhaps a buck and half. And if you come up with a TX module on a really creative integration platform you can get it all. And we have a couple of phones where we have it all.

Jeremy Bunting:       Okay, and one last question, on the quad-bands' PA
                      into most fronts, will they be into circled gate funds?

David Aldrich:        No, and in fact it's a quad-band PA and it's being
                      incorporated initially into a U.S.-based phone. It will not - the phone won't operate quad-band. The PA is quad-band and it's being designed into multiple platforms that avails themselves of being able to use the same part and can be configured with a relatively easy software upgrade to be used in dual-band configured for Europe or Asia or the U.S.

                      It can be configured as a world phone. It can be configured as a tri-band phone but it's all one PA.

Operator:             And we'll take our next question from Blain Carroll
                      of Adams Harkness & Hill.

Blain Carroll:        Yes, thank you. Dave could I just go back to a couple
                      of questions ago? When we were talking about the dollar content in the base station, in a $50-$70,000 base station, the dollar contents to Alpha you're saying is in the tens of dollars?

David Aldrich:        No, it really depends - we have more in the high
                      power base stations. It really also depends quite a bit on whether or not we have the filter combiner.
                      I'll give you an example, on a high powered based station, if there's a ceramic cavity or filter combiner technology, we would have those resinator filters and they could be $10 - $30 dollars or $10
                      -$40 a piece and there are several of them.

                      We also have the magnetics or the (pherites) that will go in the isolator, that's a few dollars, and then we have high isolation switches, gallium arsenide, directional detectors, gallium arsenide attenuators, high isolation switches, game block amplifiers, so it's very really dependent on the architecture. In a lower power base station we tend to have less obviously.

                      So I would say it would be quite a bit less, and if it's an MCPA or a highly linear amplifier application we can get anywhere from say $7 - $25 in components or widgets that improve the linearity of the amplifier.

Blain Carroll:        Okay, so it could get upwards of $100 per base station.

David Aldrich:        It sure could and a high powered goes over that.

Blain Carroll:        Okay, the win with Samsung, congratulations on that.
                      Is that a first win with Samsung on the handset side?

David Aldrich:        It is the first - on the handset side, Samsung's been
                      a base station customer of ours. It's the first win in Samsung in some time. We've done business with Samsung in handsets in the past but it's been a couple of years and we haven't participated in this series of very high run or successful CDMA phone platforms. That's where this switch is designed in and it's going into more than one phone.

Blain Carroll:        Okay, tell me this, was the sales call done in
                      conjunction with Conexant? Are we starting some synergies here and benefits?

David Aldrich:        Absolutely not.

Blain Carroll:        Okay.

David Aldrich:        I think there are benefits. And the benefits are the
                      fact that Samsung among other top customers they like the idea of this combination, so I think that obviously makes it easier for our Alpha sales team or the Conexant sales team because they know that this deal's going to happen and they like the road map.

Blain Carroll:        Okay, I think it was Paul that was talking about the
                      breakeven, the $150 million with Conexant. What type of gross margins are assumed with that $150 million to get to breakeven and also the op-ex as a percentage of sales?

Paul Vincent:         Blain, at this point in time I'd like to beg off
                      giving the details because as Dave is indicating we're looking at all aspects of sizing the business and making an appropriate, and so I think it's a little bit premature to give that level of detail.

David Aldrich:        We're also in registration.

Operator:             And we'll take our next question from Kalpesh Kapadia
                      of CE Unterberg.

Kalpesh  Kapadia:     Good afternoon guys. Dave, you mentioned the $130
                      million access fund $130 million revenue in June quarter for the combined company and breakeven point lower than $150 million. Could you help us understand a year down the road when the integration is up and running and then the combined company, what will the operating model look like?

David Aldrich:        Well we're going to have to beg off on that right
                      now, Kalpesh. We just can't give - we really can't give a lot of detail. We're in registration and I hate to hide behind that but that's a fact of life.
                      But you know you know us pretty well and I think any successful semiconductor company's got to strive for operating margins to get into the double digits and gross margins that are respectable.

                      And we're looking at a company of this size and magnitude having significant critical mass to become a low cost producer and we're seeing detailed plans to confirm that earlier assumption. So I can't give you details but we're going to work this real hard and we're going to squeeze our product cost as hard as we possibly can so that we both take share and deliver a strong margin performance.

Kalpesh  Kapadia:     The next question relates to the transmit chain
                      module, the Alpha integration module that you have big production order for. When will you start seeing the revenues from that part, and how much would be the dollar content improvement over the current switch or the in-depth modules?

David Aldrich:        Our customer expects to be ramping this in the
                      summertime, so it's the July, August, September time frame, and we get we get several dollars in those phones.

Kalpesh  Kapadia:     Okay, and the question for Paul. The infrastructure
                      revenues, you know, right now the market is at a low point. When it actually returns to a steady state, what kind of steady state infrastructure revenue can you come back to? I mean if I look back at last year you were about $8 - $9 million range from infrastructure not too long ago. Can you bounce back to that level when the market returns to normalcy?

Paul Vincent:         I see no reason why we wouldn't be able to. We have
                      been positioned and designed into many slots as Dave has indicated, especially some of these new linear amplifiers that have additional circuitry around them. That gives us higher value added, and so once there is a rebound we're well positioned in taking revenue. So I see no reason why we shouldn't get back to those levels where we were at.

David Aldrich:        Kalpesh we used to be a lot higher than that.

Kalpesh Kapadia:      I know that. This was a June number I was quoting so.

Paul Vincent:         I'd be disappointed in steady state if we weren't
                      able to get to at least that level.

Kalpesh Kapadia:      Thank you very much and good luck.

Paul Vincent:         Thank you.

Operator:             We'll hear next from Dale Pfau of CIBC World Markets.

Dale Pfau:            Good afternoon gentlemen. When we take a look at your
                      results for the quarter, obviously you're very heavy leveraged to your top line. Your cost of sales is essentially flat. Is your - you stated earlier that your breakeven Alpha loan is now $40 million, is that correct or is it below that right now?

Paul Vincent:         It's around $40 million. If you use last quarter it
                      was slightly higher.

Dale Pfau:            And so this is the primary reason if we get the 10%
                      sequential growth that's where we're getting the 400 basis point increase in the gross margin? Again we're going to see only a slight increase in the cost of sales here Paul?

Paul Vincent:         That's correct. We'll see the leveraging at the cost
                      of sales and with operating expenses being relatively flat with last quarter.

Dale Pfau:            And Dave when you talked about the ramp that we're
                      going to see in the June quarter, can we expect that the ramp of several of these products where your ASPs for phone are actually going up nicely that we could see a stronger ramp for Alpha alone, sequentially in the calendar third and fourth quarter?

David Aldrich:        We'd be stronger than what you're seeing in the June
                      quarter.

Dale Pfau:            Yes.

David Aldrich:        We're not going beyond June at this point but I'll
                      say this that the products that didn't ramp in March that are ramping in June continue to ramp throughout the summer. The TX module begins to ramp in the summer through the fall and into next year. That's going into multiple all three platforms as is the quad-band.

                      So my expectation is the infrastructure stops dropping and hopefully begins to come back at some point. We've got the products and that these module products begin to gain more traction and we would expect, we would hope snowball.

Dale Pfau:            And then as a result of the combination with the
                      Conexant operation, I know you're looking at all things to lower the cost, is it conceivable that the Alpha alone cost or breakeven Paul is going to drop below the $40 million line?

Paul Vincent:         That's correct, because we'll be looking at the
                      synergistic outlook for both groups, not just looking at one side. And obviously we'll take the best in class where it should be done, and so I would expect
                      Alpha's breakeven should in fact drop.

David Aldrich:        Dale, I'll give you an example. We will own
                      (Mexicali) and the reason we like (Mexicali) is on a variable cost basis we think we'll have the lowest packaging cost in the world. And that's directly applicable to our power amplifiers, so there's a lot as Paul mentioned a lot of cost synergy that we can execute.

Dale Pfau:            And as far as the leverage when we're talking about
                      the leverage that you Alpha have currently for your top line, is it a similar situation at the Conexant operation or is it not as leveraged as you are at Alpha?

Paul Vincent:         Well I think that they also have the leveraging. They
                      are in the semiconductor business and so again the same parameters are provided in there that the more they can shrink the overall size of the dye and utilize the fixed capacity and both areas are under-utilizing their fixed capacity. They should be the same type of leveraging. It may vary from product to product.

David Aldrich:        Dale one of the issues that we have is the combined
                      company. If you would just look at and add the two together, add the publicly available information, the S-4 from Conexant and our data, the R&D number's very high and the only reason that we live with a high R&D number is we think we're going to take share. We're going to add more compelling, more highly integrated products.

                      In the case of Conexant, their systems, their DCRs, in the case of Alpha, their RF front-ends, so the way you rationalize that R&D is you look at project by project basis and ask the question how do we exceed the top line growth rate of the overall market. So you get leverage both for the gross margin and you get a lot leverage at the R&D line.

Operator:             And we'll move on to John Lau of Soundview Technology
                      Group.

John Lau:             Yes, hi, thank you. Just have some general questions
                      back on for low-temperature, co-fired ceramic. I was wondering if you could go over some of the benefits besides the size, such as the temperature handling and the cost versus the laminate. And finally, do you find that the LTCC is more critical, applicable to the RF switches, passives or the base stations or both. Thank you.

David Aldrich:        Okay, great question but very technical. It is today
                      more applicable to the passes and the switches because the reason, the advantages are cost and size.
                      You take a high cube ceramic layer metal, it's very inexpensive, it's produced by the millions in the ceramic capacitor world. And you're able to essentially - think of it as taking the a lot of the discreets, the resistors, the passes, and including them if you will for free imbedded in this multi-layer platform.

                      So your band-pass filters and so on, your resistors, your capacitors. So you take the parts count way down on your module. It can be small because the ceramic is high-Q and multi-layer versus the BT laminate. The issue is to whether it adds a lot of value on the power amplifier is one that's debated for a PA as a stand-alone.

                      However, if you're going to do a full up RF front-end, there's going to be some LTCC content in there because it's the only way to significantly reduce the complexity of the design that we know of.

John Lau:             Okay, and again although I may have missed it, and
                      this applicable also for base stations or NCAs?

David Aldrich:        It's applicable for - it's not applicable, we haven't
                      seen it, we're not looking at it for a high power base station amplifiers. So the answer is no. It is applicable in base station applications at the component level.

John Lau:             Okay, thank you.

David Aldrich:        You're welcome.

Operator:             And we're hear now from Mark McKechnie of Banc of
                      America.

Mark McKechnie:       Okay thanks, couple of questions for you. Did you
                      talk about what your visibility on March is in terms of how much you have plugged versus turns business and if you see if relatively loaded or is it back end loaded? How do you talk about that?

Paul Vincent:         Well actually Mark the last coming out of the March
                      month and into April that we've seen progress in terms of order inflow and we're looking at that we would need somewhere between 20 - 25% turns business for the year.

Mark McKechnie:       For the June?

Paul Vincent:         Yes.

Mark McKechnie:       Got you. And you know is that going to be spread
                      across the months or how do you see that?

Paul Vincent:         Yeah, given the order rate in the beginning of this
                      quarter as well as coming out of the end of this quarter we were expected to be more level load.

Mark McKechnie:       Got you. A couple of other questions. Some of the
                      customer shipments, I might have missed it but some of the business that Motorola pushed out a bit, I mean is that part of your June guidance? Do you have that coming back starting up here in the middle of the quarter or so?

David Aldrich:        June will be sequentially - Motorola will be
                      sequentially higher in June so that's correct, and it's really these new products going into production.

Mark McKechnie:       It's those guys, okay, and then the Samsung CDMA
                      switches there, is that also part of the June guidance?

David Aldrich:        Well, it's not a lot - I mean it's coming in June and
                      while the volumes are very significant it's really backend loaded, so not a lot. There's a little bit in there but not a lot.

Operator:             Moving now to Chris Versace of Friedman Billing
                      Ramsey.

Chris Versace:        Hi guys, just a couple of questions for you. Just
                      kind of understanding getting back to the rationalization and looking at the cost structure for the combined entity, are you guys saying that R&D is indeed on the table to try and take some costs out of that or not?

David Aldrich:        No what I'm really is that - well, everything's on
                      the table, everything's on the table because this business has got to be profitable and we recognize the market that we're in and we've got to figure out how to leverage both the top line and the bottom line. And so from that point of view everything's on the table. However my comments in R&D were really directed at the fact that you accept a higher level of R&D investment as a percentage of sales only when your business people and your technologists can demonstrate a credible plan to drive top line growth and take share.

                      And that's why you live with a higher R&D and that was really my comment, so I very much like and am in favor of the system solutions business that Conexant's engaged in, the direct conversion radio business that they're engaged in. I think we can combine our products and do things that are even more compelling on the RF front-end. So I like that business but I only like it in the context of leveraging that R&D line because when we start out it's too high as a percentage of revenue but it'll come down as we accelerate top line growth.

Chris Versace:        Okay, and just two other quick questions. I know that
                      after the merger you guys will be roughly 90%, that your mix will be coming from the handset market. Are there longer term plans to broaden that out, kind of you know bring the infrastructure piece up and attack some other areas as well so it's more of a balance mix over time?

David Aldrich:        Well, again I can't get into a lot of details here,
                      but I'm very much in favor of having a business that's diversified but only diversified in areas where you have a core competence, where you can win, where you can have some differential advantage. So the markets I very much like because we can do it and we can demonstrate leverage are the base station business, lower volume but higher ASP, higher margins, and I like some of the wireless data applications that show promise where we have a technical differential advantage.

Chris Versace:        Okay and just a quick last one. Are you guys seeing
                      any beneficial raw material costs say you know sub-straights or wafer pricing at the wafer.

David Aldrich:        By virtue of the merger?

Chris Versace:        No just in general today in the market, say quarter
                      over quarter over the last couple of quarters.

David Aldrich:        There has been some as when you have excess capacity
                      over demand there's a tendency to have more favorable pricing. And so we're seeing some benefit to that.

Operator:             And we'll move now to Mike Whitfield of Wachovia
                      Securities.

Mike Whitfield:       Thanks, good afternoon. I have a question regarding
                      reference designs that many design houses are putting out today. Conexant has one, Motorola. Can you say how many of those designs in general Alpha is in and what is the range of content.

David Aldrich:        I'm not sure I understand the question. Let's try again.

Mike Whitfield:       For example, if you take - as an example Conexant
                      System Business where they sell a complete phone reference design to an OEM, to a handset manufacturer third party. Do any of those reference designs include Alpha content?

David Aldrich:        Oh I see, okay. The answer is yes with a host of
                      customers and that list is growing. There really are two ways we participate in a reference design. One, if you're making a power amplifier or even this next generation transmit module, there are several things you need. You need to have discreet semiconductors;
                      we make them. Our competitors typically don't.

                      You need to have a strong integrated multi-throw switch capability. We have it - most of our competitors do not. You need an in-gap PA, you need pins and that sort of thing, pin diodes. So the front-end module strategy that Alpha as a stand-alone has had has been to take those technologies and complement them in a module where we have higher content than our competitors.

                      Conversely though our competitors are coming to us and saying look, we've got to have gallium arsenide, we've got to have switches, detectors and so on in our module. So we have several customers that are buying components from us that are begin incorporated into their modules.

                      We also have products that we're selling, I wouldn't necessarily call it a reference design. But that are being sold where a customer will have for example a cable modem chip set and will have as a part of the application nodes our switches or our amplifier, and so we get revenue by virtue of that if you can call that a reference design.

Mike Whitfield:       Can you potentially put a range on some of the ones
                      that are handset centered?

David Aldrich:        You mean a dollar range?

Mike Whitfield:       Yes.

David Aldrich:        Well, I tell you this, it's difficult to do that but
                      it is growing because what we're finding is - in fact
                      I had a discussion today with the fellow who runs our discreet semiconductor business. And he's seeing a shift where the OEMs are buying few of that class of components direct because they're buying modules. Now they're buying some of those modules from us but when they buy them from a competitor, that competitor then needs to buy the content.

                      Almost none of our competitors have the process breadth for RF semi-conductors that we do, so they need to go to somebody to buy the components as the level of integration rises. So it' getting bigger.

Operator:             And we'll move now to a follow-up from Blain Carroll
                      of Adams Harkness & Hill.

Blain Carroll:        Yeah just a couple of quick ones. Did you give out
                      the number on the modules, the percent of module business during the quarter?

David Aldrich:        No we didn't and we don't typically disclose that.

Blain Carroll:        Okay, I thought I remember a couple of quarters ago
                      talking about 300,000 modules with 92% yields. Have we moved away from giving out that information.

David Aldrich:        We were giving out that information because we were
                      ramping those modules. What I think is significant about it is the 91% yield was relatively few modules behind us. We shipped many hundreds of thousands more and that's where the top line growth is coming from and the yields continue to run north of the 90% range. So what's significant about it is the fact that the yields have come up very quickly for us.

Blain Carroll:        Okay, thanks.

Operator:             And we'll take another follow-up from Dale Pfau of
                      CIBC World Markets.

Dale Pfau:            Quick question, when you see many forecasts from many
                      of your customers out there, and their forecasts for handset ramps in the second half of the year stronger than their forecasts for handset shipment in the first half of the year?

David Aldrich:        In general yes, in general yes they are. I would say
                      that the summer still looks to me, gaining inputs from all over the place, the summer still looks to me
                      - the late spring and summer is where there's really a push on to get every latest phone out on the market. The latest feature set with the expectation that late summer spring entering into the end of the year is where many consumers actually purchase their phones. So I see that seasonality Dale still very much still being planned upon.

Dale Pfau:            And so it's conceivable that similar to what you've
                      got, you're just beginning to see the ramp up of some these contribute this quarter. And in your own words accelerate next quarter and beyond and so the handset manufacturers are almost following that same sort of theme from what they're telling you?

David Aldrich:        Well, I think it's really coming from these specific
                      designs. It's where we have gained a socket on a specific phone and that phone coincidentally is ramping through that period of time, but I think there is a trend for many phones to ramp during that period of time. So it is a market phenomenon I believe as well as an area where we're beginning to gain traction with these new products.

Dale Pfau:            And could you talk just really briefly about some of
                      the complex new modules that you're making or of course are difficult to second source? How are you dealing with that situation with your customers?

David Aldrich:        Well you know we don't. We've had a couple of what
                      you're alluding to is if you move up the integration chain too quickly your customer's faced with a dilemma which is look, we're going to have to have a sole source here. And there aren't very many customers who are intimate enough with a supplier who are willing to do that.

                      So you get this chicken and egg phenomenon. And we've had that happen to us. We've had really we thought compelling solutions that didn't get any traction as early as we could because the customer came back and said hey look there is no other competitor who's been able to step up and get it done. In the case of the high level products, these are new phone platforms and our customers have been working with us and in the case of one of the products for example, the most integrated another supplier in lock step.

                      And basically dealing with split share between two because they very much would like to have two sources of supply. It is a fact though that as chip sets and solutions become more dominant we'll see more and more customers that are going sole source with entire lineup. And that's just a fact of life because you can't get two complete chip sets with software wrapped around it to work the same.

Operator:             And we'll take our next question, our final question
                      from Kalpesh Kapadia.

Kalpesh  Kapadia:     Dave you mentioned having cross setting synergies and
                      using your Motorola leverage to get Conexant and CDMF guards in, just curious when will we see first Nokia
                      GSM, and then Conexant has Nokia as a good feeling as a customer?

David Aldrich:        Wow, I tell you that's right on the top of all of our
                      strategic plans, getting into Nokia's GSM business which we - if you look at the product lineup, it's a pretty compelling story that we could tell. Clearly that's very very much on our radar and I'm not going to for a minute define when that's going to happen but boy it's right up there on our list.

Kalpesh Kapadia:      Well, good luck on that.

David Aldrich:        Thank you.

Operator:             I'll turn the conference back over Mr. Aldrich for
                      any additional or closing remarks.

David Aldrich:        Well, thank you very very much for listening. Great
                      questions and we look forward to speaking with you again soon.

Operator:             And that does conclude today's conference call. Thank
                      you everyone for your participation.


                                    END